As filed with the Securities and Exchange Commission on February 5, 2009

Registration No. 333-154230

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CHINA OILFIELD SERVICES LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Norway

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption

Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary

Face of Receipt, top

Receipts and identity of

center

deposited securities

Terms of Deposit:

(i) The amount of deposited

Face of Receipt, upper

securities represented by

right corner

one unit of American

Depositary Receipts

(ii) The procedure for voting,

Articles number

if any, the deposited securities

7 and 12

(iii) The collection and

Articles number

distribution of dividends

8 and 13

(iv) The transmission of

Article number 7

notices, reports and

proxy soliciting material

(v) The sale or exercise of rights

Articles number 4 and 8

(vi) The deposit or sale of

Articles number

securities resulting

8 and 11

from dividends, splits

or plans of reorganization

(vii) Amendment, extension or

Article number 13

termination of the deposit agreement

(viii) Rights of holders of

Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

to deposit or withdraw the underlying

Articles, number 1,3,

securities

11, 15, and 16

(x) Limitation upon the liability of

Articles number 4, 5, 10,

of the depositary

and 12

Item- 2

Available Information

Public reports furnished

Article number 7

by issuer.

Part II- Information Not Required in Prospectus.

Item-3

Exhibits

1.

Revised Form of Deposit Agreement – The revised Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of Receipt itself, which is filed herewith as Exhibit 1.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

5.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item-4

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, February 5, 2009.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Common Stock, Par Value 10 NOK each, of

China Oilfield Services Ltd.

By:  The Bank of New York Mellon,

As Depositary

By:  /s/ Michael F. Finck

Name:  Michael F. Finck

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit

Number

1

Revised Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of American Depositary Receipt itself.

4

Previously Filed.

5

Certification under Rule 466.